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                                             Filed by Varco International,  Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company:  Varco International, Inc.
                                                    Commission File No.:  1-8158
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[Form of response to shareholder e-mails]

Dear Valued Varco Shareholder:

Thank you for your e-mail regarding the proposed merger of Varco International, Inc. and Tuboscope Inc.

By now you should have received your 1999 annual report and a letter from George Boyadjieff, Varco's Chairman and CEO, that provides an overview of the expected strategic benefits of the proposed merger.

As stated in George's letter, "We believe that this transaction will create significant long-term value by enabling the combined company to provide a broader offering of equipment and services on both land and offshore rigs and from drilling through well remediation. The addition of Tuboscope's service oriented businesses should greatly enhance Varco's earnings profile in the early part of the oil industry business cycle, as our equipment business historically benefits from new rig orders which tend to occur in the latter half of the cycle. The result should be a longer period of sustained peak earnings.

The combination of the two companies' solids control businesses will give Varco a market leading position in this sector, significantly accelerating our own expansion plans for this group. In addition, this merger strategically adds coiled tubing drilling technology to our industry leading drilling equipment portfolio. This combination should result in strong revenue and earnings growth as we develop new products and expand services across the full breadth of activity in the oilfield service industry. Your Board of Directors and management team are committed to creating long-term value for shareholders.

While you will be asked to vote for the conversion of your shares in Varco into shares of Tuboscope as part of the merger, the combined company will be known as Varco International, Inc., and will continue to trade on the NYSE under the ticker "VRC", and I will continue in the roles of Chairman and Chief Executive Officer. The two companies share complementary strategic objectives and a compatible vision for the future of our industry and for our new company. With the recent upturn in oil prices and associated drilling activity, the timing of this transaction is fortuitous, and I anticipate that the tremendous benefits of this merger will soon translate into enhanced shareholder value."

You will be receiving a joint proxy statement/prospectus relating to the merger. Please read it carefully since it will contain more detailed information regarding the proposed merger.

You are a valued shareholder and your concerns and issues are very important to us. We appreciate you taking the time to send us an e-mail. Please rest assured that our objective is always to increase our shareholders' value.

Sincerely,

Wallace K. Chan
Vice President Finance and
Chief Financial Officer

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The foregoing communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are those that do not state historical facts and are inherently subject to risks and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others, the cyclical nature of the oilfield services industry, risks associated with the company's significant foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each company's Annual Report on Form 10-K.

Investors and security holders of both Varco and Tuboscope are urged to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (the "Commission") by Varco and Tuboscope. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Varco and Tuboscope with the Commission at the Commission's Web site at www.sec.gov. The joint prospectus and these other documents may also be
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obtained free from Varco by directing a request to Varco International, Inc.,
743 North Eckhoff Street, Orange, CA 92868, Attention: Donald L. Stichler, Vice-President, Controller-Treasurer and Secretary, telephone: (714) 978-1900; e-mail: investor-relations@varco.com; or from Tuboscope by directing a request
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to Tuboscope Inc., 2835 Holmes Road, Houston, Texas 77051, Attention:  James F.
Maroney, III, Vice President, General Counsel and Secretary, telephone: (713) 799-5100.

Varco and its officers and directors may be deemed to be participants in the solicitation of proxies from Varco's shareholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Varco's Schedule 13D relating to its beneficial ownership of Tuboscope common stock filed with the Commission on April 3, 2000. This document is available free of charge at the Commission's Web site at www.sec.gov and from the Varco contact referred to above.
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Tuboscope and its officers and directors may be deemed to be participants in the solicitation of proxies from Tuboscope's stockholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Tuboscope's Schedule 13D relating to its beneficial ownership of Varco common stock filed with the Commission on April 3, 2000.
This document is available free of charge at the Commission's Web site at www.sec.gov and from the Tuboscope contact referred to above.
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